REQUEST FOR WITHRAWAL/CANCELLATON FOR FORM 10


DATE:NOVEMBER 12,2009
COMPANY:SOOKDEO DAVEANAND
FORM TYPE:10-12B
FILE NUMBER:001-34526
CIK:0001474554

TO WHOM IT MAY CONCERN:

              THIS LETTER/FILING SERVES NOTICE FOR WITHRAWAL/CANCELLATION FOR FORM 10 THAT WAS FILED ONLINE ON NOVEMBER 3,2009.

MY APOLOGIES FOR ANY INCONVENIENCE AND THANK YOU FOR YOUR CO-OPERATION.

                                                Daveanand Sookdeo